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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                       (Amendment No.              )*
                                      -------------


                                    DVI, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.005 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    252462106
                           --------------------------
                                 (CUSIP Number)


                                  May 28, 1998
                           --------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [x]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

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CUSIP NO. 252462106                   13G


--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                       CIBC Trust Company (Bahamas) Limited, as Trustee of Settlement T-551 (Settlement T-551-1 through Settlement T-551-7 and Settlement T-551-10 through Settlement T-551-12)

--------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Bahamas

--------------------------------------------------------------------------------

                                    5      SOLE VOTING POWER

                                                    1,823,739
            NUMBER                  --------------------------------------------

          OF SHARES                 6      SHARED VOTING POWER

         BENEFICIALLY                               0
                                    --------------------------------------------
           OWNED BY
                                    7      SOLE DISPOSITIVE POWER
             EACH
                                                    1,823,739
          REPORTING                 --------------------------------------------
                                    8      SHARED DISPOSITIVE POWER
            PERSON
                                                    0
            WITH:                   --------------------------------------------


--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,823,739

--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES

              Excludes 716,981 shares issuable to CIBC Trust Company
              (Bahamas) Limited, as Trustee of Settlement T-1740 Trusts #14, #27, #28, #29, #30, #31, #32, #33, #34, #35 and #36 upon conversion of notes previously issued by the Issuer in a private placement.

              See Item 4 below.                                              /X/
--------------------------------------------------------------------------------


    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

                       13.4%

--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON

                       OO
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Item 1(a)         Name of Issuer
                  --------------

                  DVI, Inc., a Delaware corporation


Item 1(b)         Address of Issuer's Principal Executive Offices
                  -----------------------------------------------

                  500 Hyde Park
                  Doylestown, Pennsylvania  18901


Item 2(a)         Name of Person Filing
                  ---------------------

                  CIBC Trust Company (Bahamas) Limited, as Trustee of Settlement T-551 (Settlement T-551-1 through Settlement T-551-7 and Settlement T-551-10 through Settlement T-551-12)


Item 2(b)         Address of Principal Business Office or, if none, Residence
                  -----------------------------------------------------------

                  2nd Floor, CIBC Building
                  Shirley Street, Nassau Bahamas


Item 2(c)         Citizenship
                  -----------

                  Bahamas


Item 2(d)         Title of Class of Securities
                  ----------------------------

                  Common Stock, $.005 par value per share (the "Common Stock")


Item 2(e)         CUSIP Number
                  ------------

                  252462106


Item 3            If this Statement is Filed Pursuant to
                  Section 240.13d-1(b) or Section 240.13d-2(b) or (c)
                  ---------------------------------------------------

                  Not Applicable

                  If this Statement is Filed Pursuant to
                  Section 240.13d-1(c), check this box.
                  --------------------------------------
                                                                             /X/




Item 4            Ownership
                  ---------

                  (a)      Amount Beneficially Owned as of May 28, 1998:

                           1,823,739 shares of Common Stock


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          (b)  The Reporting Person has been advised by the Issuer that the total number of shares of Common Stock issued and outstanding as of May 28, 1998 was 13,560,108.

          (c) As of May 28, 1998, the Reporting Person beneficially owned 1,823,739 shares of Common Stock or, to the best of its knowledge, approximately 13.4% of the issued and outstanding shares of Common Stock. The Reporting Person has the sole power to vote and the sole power to dispose of all shares of Common Stock beneficially owned by it.

          (d) As previously reported on a voluntary basis by the Reporting Person, on June 21, 1994, CIBC Trust Company (Bahamas) Limited, as Trustee of Settlement T-1740 Trusts #14, #27, #28, #29, #30, #31, #32, #33, #35 and #36, purchased $7.6 million principal amount of 9 1/8% Convertible Subordinated Notes due 2002 (the "Notes") from the Issuer in a private placement. The Notes are convertible from time to time prior to redemption or maturity by the holder into shares of Common Stock at a conversion price of $10.60 per share of Common Stock, subject to standard anti-dilution adjustment. The Reporting Person hereby disclaims beneficial ownership of the Notes and the shares of Common Stock issuable upon conversion thereof. The Reporting Person also disclaims membership in a "group" for any purpose, including, without limitation, Section 13(d) of the Securities Exchange Act of 1934, as amended.


Item 5    Ownership of Five Percent or Less of a Class
          --------------------------------------------

          Not  Applicable


Item 6    Ownership of More Than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

          Not  Applicable


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
          ----------------------------------------------------------------------

          Not  Applicable


Item 8    Identification and Classification
          of Members of the Group
          -----------------------

          Not Applicable



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Item 9    Notice of Dissolution of Group
          ------------------------------

          Not Applicable


Item 10   Certification
          -------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  June 17, 1998


                                          CIBC TRUST COMPANY (BAHAMAS) LIMITED,
                                          as Trustee of Settlement T-551
                                          (Settlement T-551-1 through
                                          Settlement T-551-7 and
                                          Settlement T-551-10 through
                                          Settlement T-551-12)



                                          By:    /s/ Carlis Chisholm
                                                ---------------------------
                                          Its:  Manager, Trust Department







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